
November 1, 2024

Robert E. Claypoole
President and Chief Executive Officer
Bioventus Inc.
4721 Emperor Boulevard, Suite 100
Durham, NC 27703

> **Re: Bioventus Inc.**
> **Registration Statement on Form S-3**
> **Filed October 25, 2024**
> **File No. 333-282836**

Dear Robert E. Claypoole:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Wesley Holmes, Esq.